December 11, 2009

By U.S. Mail and Facsimile to (702) 362-2026

Mr. Dale Gibbons
Executive Vice President &
Chief Financial Officer
Western Alliance Bancorporation
2700 W. Sahara Avenue
Las Vegas, NV 89102

      Re: **Western Alliance Bancorporation**
          Form 10-K for the Fiscal Year Ended December 31, 2008
          File No. 001-32550

Dear Mr. Gibbons:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Michael R. Clampitt
      Senior Attorney